Consent of Independent Registered Public Accounting Firm

Board of Directors
Gold Banc Corporation, Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-80751) on Form S-8 of Gold Banc Corporation, Inc. of our report dated June 21, 2005 relating to the statements of net assets available for plan benefits of Gold Banc Corporation, Inc. Employees’ 401(k) Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of assets held, which report appears in the Annual Report (Form 11-K) for the year ended December 31, 2004.

/s/ KPMG LLP

Kansas City, Missouri
June 28, 2005